News Release Communiqué de Pressee

Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
TWENTY YEARS SINCE FIRST OIL ON NORTH ALWYN PLATFORM
Paris, 6 December, 2007 - Twenty years ago first oil was produced from North Alwyn platform, in the UK North Sea. The Alwyn field (100% Total), which lies 440 kilometres north-east of Aberdeen was brought on-stream in November 1987. North Alwyn is currently one of the largest oil and gas processing platforms in the UK North Sea acting as a gathering hub for nearby fields with a production of around 140,000 barrels of oil equivalent per day.
Since first oil, the North Alwyn hub has delivered over 900 million barrels of oil equivalent produced from the Alwyn field and from the satellite fields, including Dunbar, Nuggets, Ellon, Grant and Forvie. The latest addition to this success story is the Jura field, discovered in 2006, which will come on stream in 2008 with an anticipated production plateau of 45,000 barrels of oil equivalent per day. It should contribute to maintaining the plateau production until early next decade. Additional appraisal wells are planned and one is currently being drilled on Jura. The exploration and development programme that will be launched on the Alwyn Area in the coming three years represents an investment of around $800 million.
This continuous evolution was possible thanks to the permanent application of the latest available technology in the fields of seismic acquisition and imaging, extended reach drilling, multi phase pumping, EOR, and subsea wells. Furthermore the integrated management of maintenance, integrity and new developments was found to be key to achieve a good performance of the asset.
The Alwyn facilities were initially designed for a service of 20 years. To extend an efficient and safe operation beyond 2020, Total launched in 2004 an enhanced inspection and maintenance programme. In addition, major works have been completed to reduce the emission profile of the hub. The amount of investment in asset integrity and compliance with new regulations in Alwyn area over the five years period ending in 2008 will reach around $600 million.
Pursuing investments illustrates Total’s trust in Alwyn potential and commitment to contribute to the development of United Kingdom’s oil and gas resources.
Notes to Editors:
1.— The Alwyn Area is owned (100%) and operated by Total E&P UK, a wholly owned subsidiary of Total, which also operates the gas infrastructure which transports the gas to the terminal of St Fergus in northeast Scotland

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
2.— Production profile of Alwyn since 1987:
3 — History of Alwyn Area Development:

Alwyn	1987	First production
Dunbar	1994	First production
Ellon	1994	First production
Grant	1998	First production
Nuggets	2001	First production on N1, N2 and N3
	2003	First production on N4
Forvie	2005	First production
Jura	2006	Discovered
	2008	Scheduled first production
4 — Total is one of the leading oil and gas producers on the UK Continental Shelf, with equity production of 280,000 barrels of oil equivalent per day in 2006. It continues to invest heavily and remains committed to the UK North Sea. Based in Aberdeen, Scotland, the company owns and operates a cluster of fields in the Alwyn Area of the northern North Sea, the Elgin and Franklin fields in the Central North Sea and the Otter field northeast of Shetland. The Company also operates the St. Fergus gas terminal and a gas transportation system, and has interests in a number of non-operated fields. Total also holds a significant interest in the West of Shetland frontier.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com